SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

WINDGEN ENERGY, INC.
(formerly INMEDICA DEVELOPMENT CORPORATION)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

457638 10 4
(CUSIP Number)

MICHAEL K. HAIR, ESQ.
Michael K. Hair, P.C.
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Phone:  480-443-9657
Fax:  480-443-1908
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 457638 10 4	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS LAW INVESTMENTS CR, S.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☑ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,178,573 shares 8. SHARED VOTING POWER 0 shares 9. SOLE DISPOSITIVE POWER 3,178,573 shares 10. SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,178,573 shares (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)

14.	TYPE OF REPORTING PERSON CO
(1)  Based on 44,377,815 shares outstanding on April 9, 2012 and includes 1,333,333 shares of common stock to be issued upon payment of $10,000 balance due on a promissory note.  Details of these transactions are set forth in answer to Item 5 below.

CUSIP No. 457638 10 4	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS RONALD CONQUEST I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☑ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares 8. SHARED VOTING POWER 3,178,573 shares 9. SOLE DISPOSITIVE POWER 0 shares 10. SHARED DISPOSITIVE POWER 3,178,573 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,178,573 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)

14.	TYPE OF REPORTING PERSON IN
(1)  Based on 44,377,815 shares outstanding on April 9, 2012 and includes 1,333,333 shares of common stock to be issued upon payment of $10,000 balance due on a promissory note.  Details of these transactions are set forth in answer to Item 5 below.

Page 4 of 6 Pages

Explanatory Note:

This statement on Schedule 13D is being jointly filed by Law Investments CR, S.A. and Ronald Conquest (each a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Act”).

Except as may be otherwise indicated in any future filings with the SEC by either of the Reporting Persons, each Reporting Person intends to continue to fulfill such Reporting Person’s obligations under Section 13(d) of the Act by filing amendments to this joint Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided by Rule 13d-1(k) promulgated under the Act.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of WindGen Energy, Inc. (formerly InMedica Development Corporation), a Utah corporation (the "Issuer" or "WindGen"). The address of the principal executive office of the Issuer is 8432 E. Shea Blvd., Suite 101, Scottsdale, Arizona 85260.

ITEM 2.	IDENTITY AND BACKGROUND

Law Investments CR, S.A., a Costa Rica corporation ("LI"), and Ronald Conquest, a citizen of the United States and a resident of the State of Arizona, are the Reporting Persons filing this Amendment No. 1 to Schedule 13D. The address for LI is 15029 N. Thompson Peak Parkway, Suite B-111-520, Scottsdale, Arizona 85260. The address for Mr. Conquest is 8432 E. Shea Blvd., Suite 101, Scottsdale, Arizona 85260. LI's principal business is investments. Mr. Conquest is the Chairman of the Board and Chief Executive Officer of the Issuer and President and a director of LI. During the last five years, neither LI nor Mr. Conquest have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

LI used cash to exercise its options, except for a promissory note for $17,500 delivered to the Issuer on December 31, 2009 for its final 2,333,333 shares. To date $7,500 has been paid on the promissory note, leaving $10,000 remains outstanding and 1,333,333 shares will be issued upon payment of the balance due on the Note.  The promissory note bears interest at 6% per annum and is payable on demand.  LI's promissory note to the Issuer was filed as Exhibit 3 to the Schedule 13D filed on January 21, 2010.

Page 5 of 6 Pages

ITEM 4.	PURPOSE OF TRANSACTION

Gift of shares and sale of shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

On December 8, 2008, LI was granted an option by the Issuer to acquire 15,000,000 shares of the Issuer's common stock for an exercise price of $.0075 per share.  As previously reported on the Schedule 13D filed on January 21, 2010, 1,845,000 of the options were assigned to accredited investors and 13,155,000 options were exercised by LI for 13,155,000 shares.

On May 14, 2010, 650,000 shares were transferred as gifts, 100,000 shares were sold at $0.075 per share and 500,000 shares were sold at $0.06 per share.
On June 8, 2010, 1,655,000 shares were transferred as gifts and 1,949,998 shares were sold at $0.075 per share.
On August 13, 2010, 4,600,000 shares were transferred as gifts and 200,000 shares were sold at $0.075 per share.
On September 22, 2010, 133,333 shares were sold at $0.075 per share.
On September 26, 2010, 116,667 shares were transferred as gifts.
On January 21, 2011, 71,429 shares were sold at $.07 per share

Following the above transactions, LI holds 3,178,573 shares, including the 1,333,333 shares remaining to be issued to LI upon payment of the balance due on the Note, which is 7.3% of the issued and outstanding shares of the Issuer as of April 9, 2012.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 8, 2008, LI was granted an option by the Issuer to acquire 15,000,000 shares of the Issuer's common stock for an exercise price of $.0075 per share.  This option was transferable by LI and had an expiration date of December 31, 2009.  Issuer's option agreement with LI was previously filed as Exhibit 2 to the Schedule 13D filed on January 21, 2010.

LI used its cash to exercise its options, except for a promissory note for $17,500 delivered to the Issuer on December 31, 2009 for its final 2,333,333 shares. During 2010, $7,500 was paid on the Note and 1,000,000 shares were issued, leaving a $10,000 balance due on the Note and 1,333,333 shares remaining to be issued.  This promissory note bears interest at 6% per annum and is payable on demand.  LI's promissory note to the Issuer was previously filed as Exhibit 3 to the Schedule 13D filed on January 21, 2010.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

     The following documents are incorporated by reference to the Schedule 13D filed on January 21, 2010:

Exhibit 1	Joint Filing Agreement dated January 21, 2010, by and between the Reporting Persons

Exhibit 2	Stock Purchase Option Agreement between the Issuer and Law Investments CR, S.A. dated December 8, 2008

Exhibit 3	Demand Promissory Note between the Issuer and Law Investments CR, S.A. dated December 31, 2009

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2012

LAW INVESTMENTS CR, S.A., a Costa Rica corporation
/s/ Ronald Conquest

By:	Ronald Conquest
President

/s/ Ronald Conquest

Ronald Conquest, Individually